Exhibit 99.1



Li Auto Inc.

(A company controlled through weighted voting rights and incorporated
in the Cayman Islands with limited liability)
Stock Code: 2015

2023 INTERIM REPORT

CONTENTS

COMPANY INFORMATION

Executive Directors
Mr. LI Xiang (李想) (*Chairman, CEO and Founder*)
Mr. LI Tie (李鐵)
Mr. MA Donghui (馬東輝)

Non-executive Directors
Mr. WANG Xing (王興)
Mr. FAN Zheng (樊錚)

Independent non-executive Directors
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇)
Prof. XIAO Xing (肖星)

AUDIT COMMITTEE

Mr. JIANG Zhenyu (姜震宇)
Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強) (*Chairman*)

COMPENSATION COMMITTEE

Mr. JIANG Zhenyu (姜震宇)
Mr. LI Xiang (李想)
Mr. ZHAO Hongqiang (趙宏強) (*Chairman*)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇) (*Chairman*)

JOINT COMPANY SECRETARIES

Mr. WANG Yang (王揚)
Ms. LAU Yee Wa (劉綺華)

AUTHORISED REPRESENTATIVES

Mr. LI Tie (李鐵)
Ms. LAU Yee Wa (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

11 Wenliang Street
Shunyi District
Beijing 101399
the PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road, Kowloon
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F Prince's Building
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall, Cricket Square
Grand Cayman KY1-1102, Cayman Islands

PRINCIPAL BANKER

China Merchants Bank Co., Ltd.
China Merchants Bank Tower
No. 7088 Shennan Boulevard
Shenzhen
Guangdong, China

HONG KONG STOCK CODE

2015

NASDAQ SYMBOL

LI

COMPANY WEBSITE

ir.lixiang.com

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months Ended June 30,		
	2022	**2023**	% change
	(Unaudited)	**(Unaudited)**	
	(RMB in thousands, except percentages)		
Revenues	18,294,657	**47,439,780**	159.3%
Gross profit	4,042,155	**10,065,384**	149.0%
(Loss)/Income from operations	(1,391,531)	**2,031,073**	N/A
(Loss)/Income before income tax expense	(625,907)	**3,324,767**	N/A
Net (loss)/income	(651,912)	**3,243,935**	N/A
Comprehensive income attributable to the ordinary shareholders of Li Auto Inc.	344,260	**3,129,619**	N/A
Non-GAAP Financial Measures:			
Non-GAAP (loss)/income from operations	(445,972)	**2,928,743**	N/A
Non-GAAP net income	293,647	**4,141,605**	N/A

NON-GAAP FINANCIAL MEASURES

The Company uses Non-GAAP financial measures, such as Non-GAAP income/(loss) from operations and Non-GAAP net income/(loss), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

FINANCIAL PERFORMANCE HIGHLIGHTS

The following table sets forth unaudited reconciliation of GAAP and Non-GAAP results for the period indicated.

	For the Six Months Ended June 30,	
	2022	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
(Loss)/Income from operations	(1,391,531)	2,031,073
Share-based compensation expenses	945,559	897,670
Non-GAAP (loss)/income from operations	(445,972)	2,928,743
Net (loss)/income	(651,912)	3,243,935
Share-based compensation expenses	945,559	897,670
Non-GAAP net income	293,647	4,141,605

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

In the first half of 2023, we delivered an exceptional operational and financial performance. By fortifying our business across research and development, supply chain, and manufacturing, as well as our direct sales, servicing, and charging networks, we continued to provide outstanding products and services for users that exceed their needs.

Our commitment to excellence is yielding positive results, as demonstrated by our Li L series models' leadership in their respective categories, which has established Li Auto as a preferred premium automotive brand for Chinese families. Our total deliveries in the first half of 2023 increased by 130.3% year over year to 139,117 vehicles, and our total revenues reached RMB47.44 billion, representing a 159.3% year-over-year increase. We delivered a cumulative of 396,451 vehicles as of June 30, 2023.

Products

We continually add new models and trims to expand our product portfolio and enhance our product strength through OTA upgrades, striving to offer a broader selection of premium SUVs catering to diverse family groups.

On February 8, 2023, we officially launched Li L7, a five-seat flagship family SUV, in three trim levels, Air, Pro, and Max, and we added Li L8 Air to our model lineup. Supported by our self-developed all-wheel drive range extension system, each of the Li L7 trims, as well as Li L8 Air, boasts a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers. Both Li L7 Air and Li L8 Air come standard with the Li AD Pro autonomous driving system, the SS Pro smart space system, and a continuous damping control system. Li L7 Pro and Li L7 Max employ Li Magic Carpet air suspension and are equipped with Li AD Pro and Li AD Max as well as SS Pro and SS Max, respectively. Li L7's Air, Pro, and Max trims are priced at RMB319,800, RMB339,800, and RMB379,800, respectively, while Li L8 Air bears a retail price of RMB339,800. In complement, Li L8 Pro and Li L8 Max launched in September 2022, are priced at RMB359,800 and RMB399,800 respectively. As such, Li L7 and Li L8 provided complete coverage of the RMB300,000 to RMB400,000 price range.

Owing to our product strength and comprehensive optimization of our organizational processes and operating capabilities, our three Li L series models, Li L7, Li L8 and Li L9, have garnered prodigious user recognition, becoming blockbuster models in their respective market segments. Li L7 and Li L8 have topped the large SUV sales chart since they commenced deliveries, while Li L9 remains the sales leader among full-size SUVs in China. Their stellar sales performance has driven continued market share gains, placing Li Auto among the top three NEV brands priced above RMB200,000 in China.

As always, user safety is paramount in our product design. According to the vehicle safety evaluation results released in April 2023 by the China Insurance Automotive Safety Index, Li L8 achieved a G rating, the highest safety rating, in occupant safety, pedestrian safety, and assistance safety. It also received a G rating in 25% frontal offset impact tests on both the driver and passenger sides.

In the same month, Li L9 achieved a five-star safety rating in the China New Car Assessment Program ("C-NCAP") tests released by China Automotive Technology and Research Center Co., Ltd. Li L9 received a weighted score of 91.3%, currently the highest score among vehicles tested under the C-NCAP management protocol (2021 edition).

BUSINESS REVIEW AND OUTLOOK

Supply Chain

As our business continues to expand, we have optimized our supply chain management strategies and enhanced our management processes, improving efficiency and facilitating synergistic collaborations. We maintain close, mutually beneficial relationships with supply chain partners while leveraging our in-house development and manufacturing capabilities for certain core components, thereby strengthening upstream cost management and supply risk control.

Direct Sales and Servicing Network

In the first half of 2023, we continued to expand and upgrade our direct sales and servicing network to augment our user outreach and sales conversion. While we continue to open retail stores in shopping malls, we have also increased the proportion of our retail stores located in automotive retail parks to cater to different users' purchasing habits, further improving traffic acquisition and order conversion. Additionally, we further refined sales management by encouraging region-specific sales strategies and differentiated resource allocation, supporting healthy and robust sales growth. As of June 30, 2023, we had 331 retail stores in 127 cities, as well as 323 servicing centers and Li Auto-authorized body and paint shops operating in 223 cities.

Manufacturing

Our manufacturing base in Changzhou, China, currently produces our EREV models. To expand our production capacity and prepare for the launch of our BEVs, we are constructing our Beijing manufacturing base. Our smart manufacturing facilities feature digitalization and automation to precisely control the production process, ensuring product quality and production efficiency. They empower us to quickly ramp up production while maintaining superior quality. In June 2023, we achieved a new production milestone – our 400,000th vehicle rolled off the production line at our Changzhou manufacturing base.

Research and Development

We remain committed to investing in research and development across our products, platforms and systems to deliver exceptional product and service experiences to our users through smart and electrification technologies. Our goal is to enable the large-scale substitution of ICE vehicles and become a long-term leader in our industry.

In terms of intelligentization, we have made substantial progress in both autonomous driving and smart space technologies. On the autonomous driving side, our city NOA and commute NOA leverage large model technologies to navigate complex urban traffic scenarios without high-definition maps, with real-time human-like perception, planning, and controlling capabilities. We commenced test drives for city NOA and commute NOA in June 2023 and intend to launch the feature in 100 cities nationwide by the end of 2023. On the smart space side, we have built and are rapidly iterating a new generation of our multi-modal human-machine interaction technology system. These advancements will enhance our smart in-car voice assistant, Li Xiang Tong Xue's abilities to interact, accelerating its continued evolution.

As for electrification, in the first half of 2023, we unveiled our 800-volt fast charging solution. It includes an 800-volt electric drive system based on third-generation silicon carbide power modules, batteries with 5C charging capabilities, an advanced, wide temperature range thermal management system, and a 5C super charging network. The 800-volt fast charging solution will enable our BEVs to achieve a driving range of 500 kilometers with just a 12-minute charge, offering an energy replenishment experience as efficient as ICE vehicle refueling.

Environmental, Social and Governance (ESG)

Sustainability has always been deeply embedded in our products, services, and corporate governance. On April 21, 2023, we published our 2022 ESG report, detailing our ESG strategies, practices, and performance in 2022. To learn more about our ESG efforts and download the full ESG report in simplified Chinese, traditional Chinese, or English, please visit the ESG section of our investor relations website at https://ir.lixiang.com/esg.

BUSINESS REVIEW AND OUTLOOK

The US ATM Offering

On June 28, 2022, we announced the US ATM Offering to sell up to US$2,000,000,000 of ADSs, each representing two Class A Ordinary Shares.

As of June 30, 2023, we had sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares under the US ATM Offering, raising gross proceeds of US$366.5 million and net proceeds of approximately US$360.5 million, respectively, with selling prices ranging from US$38.00 per ADS to US$39.63 per ADS and an average net selling price of US$38.86 per ADS. No ADSs were sold during the Reporting Period. As disclosed in the announcement and the listing document of the Company dated June 29, 2022, we intend to use the net proceeds from the US ATM Offering for (i) research and development of next-generation electric vehicle technologies, including technologies for BEVs, smart space, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes. As of June 30, 2023, we have utilized all of the net proceeds for the purposes described above. To the extent that the net proceeds of the US ATM Offering are not immediately required for the above described purposes, we may hold such funds in bank deposits at authorized financial institutions.

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

Delivery Update

In July 2023, we delivered 34,134 vehicles, representing an increase of 227.5% from July 2022. As of July 31, 2023, we had 337 retail stores covering 128 cities, in addition to 323 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities.

Li L9 Pro

On August 3, 2023, we launched the Pro trim of Li L9 to cater to a wider range of family users. Li L9 Pro comes standard with the Li AD Pro autonomous driving system powered by a Horizon Robotics Journey 5 chip, and the SS Max+ smart space system. The retail price for Li L9 Pro is RMB429,800.

The US ATM Offering

As of August 8, 2023, the Company has sold 9,480,014 ADSs representing 18,960,028 Class A ordinary shares of the Company under the US ATM Offering, raising gross proceeds of US$368.3 million before deducting fees and commissions payable to the distribution agents of up to US$4.8 million, and certain other offering expenses.

BUSINESS OUTLOOK

As we forge ahead along our parallel EREV and BEV development path, we will leverage our research and development capabilities across intelligentization and electrification to refine our product offerings while expanding our product portfolio. We plan to establish a model portfolio comprised of one super flagship vehicle, five EREVs, and five HPC BEVs by 2025, which will allow us to further enlarge our user base and enter new market segments.

We intend to unveil our super flagship 5C BEV model, Li MEGA, in the fourth quarter of 2023. We are confident that Li MEGA will become a blockbuster in the RMB500,000 and higher segment.

Meanwhile, we will continue to invest in our sales and servicing network upgrade and expansion while accelerating the deployment of our 5C super charging network to prepare for the launch of our 5C BEVs. With our plan for over 300 5C super charging stations in China by the end of 2023, we look forward to satisfying many more users with a fast and reliable charging experience.

As we advance our strategies to fuel business growth, we are confident of further expanding our market share in China's RMB200,000 and higher NEV segment throughout 2023 and beyond.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,	
	2022 (Unaudited)	**2023 (Unaudited)**
	(RMB in thousands)	
Revenues		
Vehicle sales	17,792,221	**46,299,260**
Other sales and services	502,436	**1,140,520**
Total revenues	18,294,657	**47,439,780**
Cost of sales		
Vehicle sales	(13,907,185)	**(36,789,230)**
Other sales and services	(345,317)	**(585,166)**
Total cost of sales	(14,252,502)	**(37,374,396)**
Gross profit	4,042,155	**10,065,384**
Research and development expenses	(2,905,606)	**(4,277,897)**
Selling, general and administrative expenses	(2,528,080)	**(3,954,517)**
Other operating income, net	–	**198,103**
Total operating expenses	(5,433,686)	**(8,034,311)**
(Loss)/Income from operations	(1,391,531)	**2,031,073**
Other (expense)/income:		
Interest expense	(31,310)	**(60,878)**
Interest income and investment income, net	412,536	**848,793**
Others, net	384,398	**505,779**
(Loss)/Income before income tax expense	(625,907)	**3,324,767**
Income tax expense	(26,005)	**(80,832)**
Net (loss)/income	(651,912)	**3,243,935**
Less: Net (loss)/income attributable to noncontrolling interests	(23,080)	**21,114**
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(628,832)	**3,222,821**
Other comprehensive income/(loss)		
Foreign currency translation adjustment, net of tax	973,092	**(93,202)**
Total other comprehensive income/(loss)	973,092	**(93,202)**
Total comprehensive income	321,180	**3,150,733**
Less: Net (loss)/income attributable to noncontrolling interests	(23,080)	**21,114**
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	344,260	**3,129,619**

MANAGEMENT DISCUSSION AND ANALYSIS

REVENUE

Total revenue increased by 159.3% from RMB18.29 billion for the six months ended June 30, 2022 to RMB47.44 billion for the six months ended June 30, 2023.

Revenue from vehicle sales increased by 160.2% from RMB17.79 billion for the six months ended June 30, 2022 to RMB46.30 billion for the six months ended June 30, 2023, primarily attributable to the increase in vehicle deliveries.

Revenue from other sales and services increased by 127.0% from RMB502.4 million for the six months ended June 30, 2022 to RMB1.14 billion for the six months ended June 30, 2023, primarily attributable to the increased sales of accessories and provision of services, which is in line with higher accumulated vehicle sales, and the increased sales of charging stalls, which is in line with higher vehicle deliveries.

COST OF SALES

Cost of sales increased by 162.2% from RMB14.25 billion for the six months ended June 30, 2022 to RMB37.37 billion for the six months ended June 30, 2023, primarily attributable to the increase in vehicle deliveries.

GROSS PROFIT AND GROSS MARGIN

As a result of the foregoing, gross profit increased by 149.0% from RMB4.04 billion for the six months ended June 30, 2022 to RMB10.07 billion for the six months ended June 30, 2023. The decrease in gross margin from 22.1% for the six months ended June 30, 2022 to 21.2% for the six months ended June 30, 2023 was mainly driven by the decrease of vehicle margin.

Vehicle margin decreased from 21.8% for the six months ended June 30, 2022 to 20.5% for the six months ended June 30, 2023. Excluding the impact of Li ONE for the six months ended June 30, 2023, the vehicle margin remained stable between two periods.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by 47.2% from RMB2.91 billion for the six months ended June 30, 2022 to RMB4.28 billion for the six months ended June 30, 2023, primarily driven by increased expenses to support our expanding product portfolios and technologies, as well as increased employee compensation as a result of our growing number of staff.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by 56.4% from RMB2.53 billion for the six months ended June 30, 2022 to RMB3.95 billion for the six months ended June 30, 2023, primarily driven by increased employee compensation as a result of our growing number of staff, as well as increased rental expenses associated with the expansion of our sales and servicing network.

(LOSS)/INCOME FROM OPERATIONS

As a result of the foregoing, income from operations was RMB2.03 billion for the six months ended June 30, 2023, compared with RMB1.39 billion loss from operations for the six months ended June 30, 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

INTEREST INCOME AND INVESTMENT INCOME, NET

Interest income and investment income, net increased by 105.8% from RMB412.5 million for the six months ended June 30, 2022 to RMB848.8 million for the six months ended June 30, 2023, primarily attributable to an increase in cash position.

NET (LOSS)/INCOME

As a result of the foregoing, net income was RMB3.24 billion for the six months ended June 30, 2023, compared with RMB651.9 million net loss for the six months ended June 30, 2022.

LIQUIDITY AND SOURCE OF FUNDING AND BORROWING

During the six months ended June 30, 2023, we funded our cash requirements principally through cash generated from our operations. Our cash and cash equivalents, restricted cash, time deposits and short-term investment increased by 26.2% from RMB58.45 billion as of December 31, 2022 to RMB73.77 billion as of June 30, 2023.

The following table sets out our cash flows for the periods indicated:

	For the Six Months Ended June 30,	
	2022	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net cash provided by operating activities	2,963,176	18,892,761
Net cash provided by investing activities	823,733	4,881,188
Net cash provided by/(used in) financing activities	1,929,846	(2,049,403)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	885,201	112,945
Net increase in cash, cash equivalents and restricted cash	6,601,956	21,837,491
Cash, cash equivalents and restricted cash at beginning of the period	30,493,064	40,418,158
Cash, cash equivalents and restricted cash at end of the period	37,095,020	62,255,649

SIGNIFICANT INVESTMENTS

The Group did not make or hold any significant investments during the six months ended June 30, 2023.

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2023.

PLEDGE OF ASSETS

As at June 30, 2023, we pledged a restricted deposit of RMB1.51 billion, compared with RMB1.94 billion as at December 31, 2022. We also secured certain manufacturing facilities and land use rights for borrowings as of June 30, 2023.

MANAGEMENT DISCUSSION AND ANALYSIS

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

The Group did not have detailed future plans for significant investments or capital assets as at June 30, 2023.

GEARING RATIO

As at June 30, 2023, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 52.2% (as at December 31, 2022: 47.8%).

FOREIGN EXCHANGE EXPOSURE

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

CONTINGENT LIABILITIES

The Company had no material contingent liabilities as at June 30, 2023.

CAPITAL COMMITMENT

As at June 30, 2023, capital commitment of the Company was RMB3.95 billion (as of December 31, 2022: RMB4.28 billion), mainly on construction and purchase of production facilities, equipment and tooling.

EMPLOYEES AND REMUNERATION

As of June 30, 2023, the Company had a total of 21,486 employees. The following table sets forth the total number of employees by function as of June 30, 2023:

	As at June 30, 2023
Function	
Research and Development	**5,344**
Production	**5,887**
Sales and Marketing	**8,274**
General and Administrative	**1,981**
Total	**21,486**

We have also adopted the 2019 Plan, the 2020 Plan and the 2021 Plan.

CORPORATE GOVERNANCE

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The WVR Beneficiary is Mr. Li. As at June 30, 2023, assuming (i) none of the Performance Conditions (as defined in the Prospectus) is met and no Award Premium (as defined in the Prospectus) is paid in respect of any CEO Award Shares, (ii) no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes, and (iii) without taking into account the voting rights attached to the 9,036,580 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Li beneficially owned and controlled, through his intermediaries, an aggregate of 355,812,080 Class B Ordinary Shares and 108,557,400 Class A Ordinary Shares (which are CEO Award Shares with one vote per share), representing (a) approximately 22.28% of the Company's issued Shares; (b) approximately 68.83% of the voting rights in the Company with respect to shareholder resolutions relating to matters other than Reserved Matters; and (c) approximately 18.09% with respect to shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through Amp Lee Ltd., which is wholly owned by Cyric Point Enterprises Limited, the entire interest of which is in turn held by a trust that was established by Mr. Li (as the settlor) for the benefit of himself and his family.

CORPORATE GOVERNANCE

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As at June 30, 2023, assuming the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 355,812,080 Class A Ordinary Shares, representing approximately 17.07% of the total number of issued and outstanding Class A Ordinary Shares. The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code set forth in Appendix 14 to the Listing Rules, save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. Our Board will also continue to regularly review and monitor other corporate governance practices to ensure compliance with the Corporate Governance Code.

CORPORATE GOVERNANCE

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Management Trading of Securities Policy (the "Code"), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the Latest Practicable Date.

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference (the charter). The terms of reference (the charter) of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Mr. ZHAO Hongqiang, Prof. XIAO Xing, and Mr. JIANG Zhenyu, with Mr. ZHAO (being our independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated interim results of the Group for the six months ended June 30, 2023 and this interim report and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2023 in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

CORPORATE GOVERNANCE

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review the performance of our Directors and review and make recommendations to the Board with respect to director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, review and approve the compensation and employee benefit plans of our other executive officers and senior management, and to review and/or approve matters relating to share schemes under Chapter 17 of the Listing Rules and make relevant disclosures in the Company's corporate governance report on the material matters reviewed and/or approved. The Compensation Committee comprises three Directors, being Mr. LI Xiang, Mr. ZHAO Hongqiang and Mr. JIANG Zhenyu, with Mr. ZHAO as the chairman of the Compensation Committee.

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 3.27A and Rule 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee were, among other things, in respect of its nomination functions, to review annually the structure, size and composition of the Board as a whole and to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of independence, knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by the Nasdaq Stock Market and the Stock Exchange, and to make recommendations on any proposed changes to the Board to complement the Company's corporate strategy, to assess the independence of independent non-executive directors to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and develop and recommend to the Board a set of corporate governance guidelines; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. ZHAO Hongqiang, Mr. JIANG Zhenyu and Prof. XIAO Xing, Mr. JIANG as the chairman of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

The Nominating and Corporate Governance Committee is required to review the compensation and terms of engagement of the Compliance Advisor, and to confirm to the Board that it is not aware of any factors that would require it to recommend either the removal of the current Compliance Advisor or the appointment of a new compliance advisor.

CORPORATE GOVERNANCE

On February 27, 2023, the Nominating and Corporate Governance Committee held a meeting, and reviewed and/or reported on the following matters:

Board Composition, Size and Procedures

(a)   the structure, size and composition of the Board and Board committees and functions of the Board committees;

(b)   the independence of the independent non-executive Directors;

Corporate Governance

(c)   the training and continuous professional development of Directors and senior management;

(d)   the code of conduct applicable to employees and Directors;

(e)   the re-appointment of the Company's compliance advisor;

(f)   the Company's compliance with the Corporate Governance Code;

(g)   the management of conflicts of interests of the Company and any potential conflict of interest between the Company, its subsidiaries and/or Shareholders on one hand and the WVR beneficiary on the other;

(h)   all risks related to the Company's WVR structure, including connected transactions between the Company and its subsidiaries or Consolidated Affiliated Entity on one hand and any WVR beneficiary on the other;

(i)   effective and on-going communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules;

(j)   the Company's various policies and practices on corporate governance;

(k)   the Company's policies and practices on compliance with legal and regulatory requirement; and

(l)   the matters covered in Rule 8A.30 of the Listing Rules.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As at June 30, 2023, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Shares[1]
Mr. Li Xiang	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	108,557,400 Class A Ordinary Shares[2]	6.28%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	355,812,080 Class B Ordinary Shares[2]	100.00%
Mr. Li Tie	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	14,373,299 Class A Ordinary Shares[3]	0.83%
	Beneficial interest	10,000,000 Class A Ordinary Shares[4]	0.58%
	Beneficial interest	1,600,000 Class A Ordinary Shares[4]	0.09%
Mr. Ma Donghui	Beneficial interest	9,000,000 Class A Ordinary Shares[5]	0.52%
	Beneficial interest	600,000 Class A Ordinary Shares[5]	0.03%
Mr. Wang Xing	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	128,149,176 Class A Ordinary Shares[6]	7.41%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	258,171,601 Class A Ordinary Shares[7]	14.93%
Mr. Fan Zheng	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	83,078,960 Class A Ordinary Shares[8]	4.81%

OTHER INFORMATION

Notes:

(1)   The calculation is based on the total number of 1,728,765,894 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares in issue as at June 30, 2023.

(2)   The 355,812,080 Class B Ordinary Shares and the 108,557,400 CEO Award Shares (which are Class A Ordinary Shares with one vote per share) are held by Amp Lee Ltd., a company incorporated in the British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor) for the benefit of Mr. Li and his family. As such, Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd..

(3)   This includes 14,373,299 Class A Ordinary Shares held by Sea Wave Overseas Limited. Sea Wave Overseas Limited is a company incorporated in the British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. LI Tie (as the settlor) for the benefit of Mr. LI Tie and his family. As such, Mr. LI Tie is deemed to be interested in the Class A Ordinary Shares held by Sea Wave Overseas Limited.

(4)   Represents Mr. LI Tie's entitlement to receive up to 10,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans and 1,600,000 RSUs granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options and RSUs.

(5)   Represents Mr. MA Donghui's entitlement to receive up to 9,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans and 600,000 RSUs granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options and RSUs.

(6)   This includes 128,149,176 Class A Ordinary Shares held by Zijin Global Inc.. Zijin Global Inc. is a company incorporated in the British Virgin Islands which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor) for the benefit of Mr. WANG Xing and his family. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc..

(7)   This includes 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in the British Virgin Islands. Inspired Elite Investments Limited is a wholly-owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (HKEX stock code: 3690). Mr. WANG Xing is a director and the controlling shareholder of Meituan. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

(8)   This includes (i) 77,978,960 Class A Ordinary Shares held by Rainbow Six Limited and (ii) 5,100,000 Class A Ordinary Shares held by Future Power Holdings Limited. Rainbow Six Limited is a company incorporated in the British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Developments Limited is held by a trust that was established by Mr. FAN Zheng (as the settlor) for the benefit of Mr. FAN Zheng and his family. As such, Mr. FAN Zheng is deemed to be interested in the Class A Ordinary Shares held by Rainbow Six Limited. Future Power Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by Mr. FAN Zheng.

Save as disclosed above, as at June 30, 2023, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at June 30, 2023, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Shares[1]
Class A Ordinary Shares			
Inspired Elite Investments Limited[2]	Beneficial interest	258,171,601 (L)	14.93%
Meituan[2]	Interest in controlled corporations	258,171,601 (L)	14.93%
Zijin Global Inc.[3]	Beneficial interest	128,149,176 (L)	7.41%
Mr. Wang Xing[2][3]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	386,320,777 (L)	22.35%
Amp Lee Ltd.[4]	Beneficial interest	108,557,400 (L)	6.28%
Mr. Li [4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	108,557,400 (L)	6.28%
Class B Ordinary Shares			
Amp Lee Ltd.[4]	Beneficial interest	355,812,080 (L)	100.00%
Mr. Li[4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	355,812,080 (L)	100.00%

Notes:

(1)   The calculation is based on the total number of 1,728,765,894 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares in issue as at June 30, 2023. The letter "L" stands for long position.

(2)   Inspired Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly-owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (HKEX stock code: 3690). As such, Meituan is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

OTHER INFORMATION

(3) Zijin Global Inc. is a company incorporated in the British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor), our non-executive Director, for the benefit of Mr. WANG Xing and his family. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc. Further, Mr. WANG Xing is a director and the controlling shareholder of Meituan and is therefore deemed to be interested in the Shares held by Inspired Elite Investments Limited.

(4) Amp Lee Ltd. is a company incorporated in the British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor), our executive Director and controlling shareholder, for the benefit of Mr. Li and his family. As such, Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd..

Save as disclosed above, as at June 30, 2023, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the shares and underlying shares which would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange during the Reporting Period and up to the Latest Practicable Date.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

Below is the changes of Director's information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of the Company's annual report for the year ended December 31, 2022:

(1) Mr. Zhao Hongqiang was appointed as an independent non-executive director of YSB Inc. (HKEX stock code: 9885) in June 2023;

(2) Mr. Zhao Hongqiang was appointed as an independent non-executive director of Beisen Holding Limited (HKEX stock code: 9669) in March 2023; and

(3) Mr. Zhao Hongqiang ceased to be an executive director and chief financial officer of Bairong Inc. (HKEX stock code: 6608) since May 2023.

Save for the information disclosed herein, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

INTERIM DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2023.

OTHER INFORMATION

USE OF PROCEEDS

(a)   Use of proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering were approximately HK$13.3 billion. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus and the Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes within 3 years.

As at June 30, 2023, the Group had utilized the net proceeds as set out in the table below:

Purpose	% of use of proceeds	Net proceeds (HK$ million)	Unutilized amount as at December 31, 2022 (HK$ million)	Utilized amount for the six months ended June 30, 2023 (HK$ million)	Unutilized amount as at June 30, 2023 (HK$ million)
Fund the research and development of HPC BEV technologies, platforms, and future models, including to fund (a) the development of high C-rate battery, high-voltage platform, and ultra-fast charging technologies, (b) the development of our HPC BEV platforms, including Whale and Shark platforms, and (c) the development and launch of HPC BEV models planned for 2023	**20%**	2,653.5	1,056.0	–	1,056.0
Fund the research and development of intelligent vehicle and autonomous driving technologies, including to fund (a) the enhancement of intelligent vehicle systems, (b) the enhancement of the current Level 2 autonomous driving technology and the development of the Level 4 autonomous driving technology	15%	1,990.1	660.7	–	660.7
Fund the research and development of future EREV models, including to fund (a) the development of a next-generation EREV platform, and (b) the development and launch of a new EREV model planned for 2022 and two more planned for 2023	10%	1,326.8	440.5	–	440.5
Fund the expansion of production capacity	25%	3,316.9	3,316.9	–	3,316.9
Fund the expansion of retail stores and delivery and servicing centers	10%	1,326.8	948.6	–	948.6
Fund the roll-out of HPC network	5%	663.4	56.5	34.8	21.7
Fund marketing and promotion	5%	663.4	663.4	–	663.4
Working capital and other general corporate purposes to support our business operation and growth in the next 12 months	10%	1,326.7	1,326.7	–	1,326.7
Total	**100%**	**13,267.6**	**8,469.3**	**34.8**	**8,434.5**

OTHER INFORMATION

(b)   Use of proceeds from the US ATM Offering

On June 28, 2022 (U.S. Eastern Time), the Company announced the US ATM Offering to sell up to US$2,000,000,000 of ADSs, each representing two Class A Ordinary Shares, to the public in the United States. The closing price of the ADS on the Nasdaq on June 28, 2022 was US$37.07. As disclosed in the announcement dated June 29, 2022 issued by the Company in connection with the US ATM Offering, as an estimate, based on the average closing price of the ADS on the Nasdaq for the five trading days preceding June 24, 2022, the Company expected that it would not issue more than 53,835,800 ADSs pursuant to the US ATM Offering, representing 107,671,600 Class A Ordinary Shares with an aggregate nominal value of approximately US$10,767.

As of June 30, 2023, we had sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares under the US ATM Offering to the public in the United States, raising gross proceeds of US$366.5 million and net proceeds of approximately US$360.5 million, respectively, with the selling price ranging from US$38.00 per ADS to US$39.63 per ADS and average net selling price of US$38.86 per ADS.

As disclosed in the announcement and the listing document of the Company dated June 29, 2022, the Company intends to use the net proceeds from the US ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart space, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes. As of June 30, 2023, we had utilized (i) nil for research and development of next-generation electric vehicle technologies including technologies for BEVs, smart space, and autonomous driving, (ii) US$151.1 million for development and manufacture of future platforms and car models, and (iii) US$209.4 million for working capital needs and general corporate purposes. To the extent that the net proceeds of the US ATM Offering are not immediately required for the above described purposes, we may hold such funds in bank deposits at authorized financial institutions.

QUALIFICATION REQUIREMENTS

On December 11, 2001, the State Council promulgated the FITE Regulations, which were amended on September 10, 2008, February 6, 2016 and April 7, 2022. According to the newly amended FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services, including Internet content provision services. The newly amended FITE Regulations which became effective on May 1, 2022 removed the Qualification Requirements for major foreign investors that hold equity interest in PRC companies conducting value-added telecommunication business set out in the previous FITE Regulations. Beijing CLX, a Consolidated Affiliated Entity of the Company and a wholly-owned subsidiary of Beijing CHJ, one of the VIEs, operates the official website and the Li Auto App of the Company, through which the Company provides certain paid membership and other paid premium services to the owners of the vehicles manufactured by the Company. The said paid services constitute commercial value-added telecom business under the applicable PRC laws and thus a value-added telecommunication business operation license (the "ICP License") is required. The offer of paid membership and other paid premium services is conducted through and embedded in the Company's official

OTHER INFORMATION

website and the Li Auto App and therefore is inseparable from the operation of the website and the App. Under the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version), radio and television program production activities are "prohibited" businesses for which foreign investment is not permitted. Beijing CLX creates and publishes video contents through the Company's official website, the Li Auto App and its WeChat mini program for marketing and promotional purposes. Beijing CLX has obtained a License for Production and Operation of Radio and TV Programs as required by PRC laws. The creation and publication of video content is inseparable from each other and from the operation of the Company's official website and the Li Auto App. Further, as set out above, the offer of paid membership and other paid premium services is conducted through and embedded in the Company's official website and the Li Auto App and therefore is inseparable from the operation of the website and the App. Beijing CLX, being the entity licensed with the ICP License and the License for Production and Operation of Radio and TV Programs, carries out these said workstreams.

According to our consultations with an officer of the MIIT in July 2021, the officer confirmed that in the case of our Company, the MIIT would not issue an ICP License to our Consolidated Affiliated Entity if it becomes a foreign investment entity and its foreign investor meets the Qualification Requirements. As confirmed by our PRC Legal Advisor, (i) the MIIT is the issuing authority for applications of ICP licenses by Sino-foreign equity joint ventures and wholly-owned foreign investment entities; and (ii) the official duties of the interviewed official include the formulation of regulatory policies in, and the regulation of, value-added telecommunication services (including the regulatory policies on applications for ICP licenses from Sino-foreign equity joint ventures and wholly-owned foreign investment entities) in the PRC. In light of the foregoing, our PRC Legal Advisor is of the view that the officer interviewed is a competent person to give the above confirmation. On the basis of the above, we are of the view that as of the Latest Practicable Date, the Contractual Arrangements are narrowly tailored and we are therefore required to carry out our value-added telecommunication services through the Contractual Arrangements.

We will make periodic inquiries to relevant PRC government authorities to understand any new regulatory development and continuously assess our business conducted through the Contractual Arrangements, with a view to unwinding the Contractual Arrangements wholly or partially as and when practicable and permissible under the PRC laws. We will closely monitor and assess any development of PRC laws and regulations, and will, as applicable and when necessary, disclose any updates to our plans in response to the regulatory developments in our annual and interim reports to inform Shareholders and other investors.

Further details of the Contractual Arrangements, the risks relating to the Contractual Arrangements, the relevant PRC laws and regulations and the material terms of the Contractual Arrangements are set out in the Prospectus.

MATERIAL LITIGATION

Save as disclosed in this interim report, the Company was not involved in any material litigation or arbitration during the six months ended June 30, 2023. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the six months ended June 30, 2023.

APPROVAL OF INTERIM REPORT

The interim report and the unaudited interim condensed consolidated results of the Group for the six months ended June 30, 2023 were approved and authorised for issue by the Board on August 28, 2023.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of Li Auto Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 25 to 74, which comprises the condensed consolidated balance sheet of Li Auto Inc. (the "Company") and its subsidiaries (together, the "Group") as at June 30, 2023 and the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in shareholders' equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
August 8, 2023

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of		
		December 31, 2022	June 30, 2023	
	Notes	RMB	**RMB**	**US$**
		(Audited)	**(Unaudited)**	*Note 2(e)*
ASSETS				
Current assets:				
Cash and cash equivalents	*2(f)*	38,478,016	**60,741,006**	**8,376,568**
Restricted cash	*2(f)*	1,940,142	**1,514,643**	**208,879**
Time deposits and short-term investments		18,031,395	**11,513,001**	**1,587,715**
Trade receivable, net of allowance for credit losses of RMB327, and RMB449 as of December 31, 2022 and June 30, 2023, respectively	*4*	48,381	**84,394**	**11,638**
Inventories	*5*	6,804,693	**5,659,293**	**780,452**
Prepayments and other current assets, net of allowance for credit losses of RMB4,427, and RMB4,884 as of December 31, 2022 and June 30, 2023, respectively		1,689,860	**3,084,491**	**425,371**
Total current assets		66,992,487	**82,596,828**	**11,390,623**
Non-current assets:				
Long-term investments	*9*	1,484,491	**777,446**	**107,215**
Property, plant and equipment, net	*6*	11,187,898	**13,013,624**	**1,794,661**
Operating lease right-of-use assets, net		3,538,911	**3,817,676**	**526,482**
Intangible assets, net	*7*	832,620	**840,008**	**115,842**
Goodwill		5,484	**5,484**	**756**
Deferred tax assets		74,767	**–**	**–**
Other non-current assets, net of allowance for credit losses of RMB4,572 and RMB6,273 as of December 31, 2022 and June 30, 2023, respectively	*8*	2,421,293	**2,072,851**	**285,859**
Total non-current assets		19,545,464	**20,527,089**	**2,830,815**
Total assets		86,537,951	**103,123,917**	**14,221,438**
LIABILITIES				
Current liabilities:				
Short-term borrowings	*10*	390,750	**6,344,154**	**874,899**
Trade and notes payable	*11*	20,024,329	**31,269,120**	**4,312,209**
Amounts due to related parties	*21*	7,190	**6,741**	**930**
Deferred revenue, current	*14*	569,234	**1,125,700**	**155,241**
Operating lease liabilities, current		696,454	**813,495**	**112,186**
Accruals and other current liabilities	*12*	5,684,644	**7,186,468**	**991,057**
Total current liabilities		27,372,601	**46,745,678**	**6,446,522**

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

			As of	
		December 31, 2022	June 30, 2023	
	Notes	RMB	RMB	US$
		(Audited)	(Unaudited)	*Note 2(e)*
Non-current liabilities:				
Long-term borrowings	10	9,230,807	**1,449,547**	**199,902**
Deferred revenue, non-current	14	581,598	**587,643**	**81,040**
Operating lease liabilities, non-current		1,946,367	**2,127,695**	**293,423**
Deferred tax liabilities		77,809	**45,512**	**6,276**
Other non-current liabilities		2,142,462	**2,924,365**	**403,288**
Total non-current liabilities		13,979,043	**7,134,762**	**983,929**
Total liabilities		41,351,644	**53,880,440**	**7,430,451**
Commitments and contingencies	20			
SHAREHOLDERS' EQUITY				
Class A Ordinary Shares				
(US$0.0001 par value; 4,500,000,000 shares authorized, 1,728,765,894 shares issued and 1,598,541,812 shares outstanding as of December 31, 2022 and 4,500,000,000 shares authorized, 1,728,765,894 shares issued and 1,611,171,914 shares outstanding as of June 30, 2023)	15	1,188	**1,188**	**164**
Class B Ordinary Shares				
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2022 and June 30, 2023)	15	235	**235**	**32**
Treasury shares	15	(84)	**(76)**	**(10)**
Additional paid-in capital		53,869,322	**54,775,751**	**7,553,922**
Accumulated other comprehensive loss		(194,110)	**(287,312)**	**(39,622)**
Accumulated deficit		(8,817,850)	**(5,595,029)**	**(771,590)**
Total Li Auto Inc. shareholders' equity		44,858,701	**48,894,757**	**6,742,896**
Noncontrolling interests		327,606	**348,720**	**48,091**
Total shareholders' equity		45,186,307	**49,243,477**	**6,790,987**
Total liabilities and shareholders' equity		86,537,951	**103,123,917**	**14,221,438**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	Notes	2022 RMB	2023 RMB	2023 US$
				Note 2(e)
Revenues:				
Vehicle sales		17,792,221	**46,299,260**	**6,384,960**
Other sales and services		502,436	**1,140,520**	**157,285**
Total revenues	13	18,294,657	**47,439,780**	**6,542,245**
Cost of sales:				
Vehicle sales		(13,907,185)	**(36,789,230)**	**(5,073,467)**
Other sales and services		(345,317)	**(585,166)**	**(80,698)**
Total cost of sales		(14,252,502)	**(37,374,396)**	**(5,154,165)**
Gross profit		4,042,155	**10,065,384**	**1,388,080**
Operating expenses:				
Research and development		(2,905,606)	**(4,277,897)**	**(589,949)**
Selling, general and administrative		(2,528,080)	**(3,954,517)**	**(545,353)**
Other operating income, net		–	**198,103**	**27,320**
Total operating expenses		(5,433,686)	**(8,034,311)**	**(1,107,982)**
(Loss)/Income from operations		(1,391,531)	**2,031,073**	**280,098**
Other (expense)/income				
Interest expense		(31,310)	**(60,878)**	**(8,395)**
Interest income and investment income, net		412,536	**848,793**	**117,054**
Others, net		384,398	**505,779**	**69,750**
(Loss)/Income before income tax expense		(625,907)	**3,324,767**	**458,507**
Income tax expense	18	(26,005)	**(80,832)**	**(11,147)**

For the Six Months Ended June 30

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30		
		2022	2023	2023
	Notes	RMB	RMB	US$
				Note 2(e)
Net (loss)/income		(651,912)	3,243,935	447,360
Less: Net (loss)/income attributable to noncontrolling interests		(23,080)	21,114	2,912
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.		(628,832)	3,222,821	444,448
Weighted average number of ordinary shares used in computing net (loss)/earnings per share	16			
Basic		1,930,269,050	1,959,868,447	1,959,868,447
Diluted		1,930,269,050	2,106,262,967	2,106,262,967
Net (loss)/earnings per share attributable to ordinary shareholders	16			
Basic		(0.33)	1.64	0.23
Diluted		(0.33)	1.54	0.21
Net (loss)/income		(651,912)	3,243,935	447,360
Other comprehensive income/(loss)				
Foreign currency translation adjustment, net of tax		973,092	(93,202)	(12,853)
Total other comprehensive income/(loss)		973,092	(93,202)	(12,853)
Total comprehensive income		321,180	3,150,733	434,507
Less: Net (loss)/income attributable to noncontrolling interests		(23,080)	21,114	2,912
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.		344,260	3,129,619	431,595

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Noncontrolling Interests	Total Shareholders' Equity
	Number of Shares	Amount	Number of Shares	Amount	Shares	Amount					
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	1,709,903,330	1,176	355,812,080	235	(136,152,984)	(89)	49,390,486	(1,521,871)	(6,805,635)	–	41,064,302
Exercise of share options	–	–	–	–	3,079,112	3	2,014	–	–	–	2,017
Share-based compensation	—	–	–	–	–	–	945,559	–	–	–	945,559
Foreign currency translation adjustment, net of tax	—	–	–	–	–	–	–	973,092	–	–	973,092
Capital injection by noncontrolling interests	—	–	–	–	–	–	–	–	–	318,668	318,668
Net loss	—	–	–	–	–	–	–	–	(628,832)	(23,080)	(651,912)
Balance as of June 30, 2022	1,709,903,330	1,176	355,812,080	235	(133,073,872)	(86)	50,338,059	(548,779)	(7,434,467)	295,588	42,651,726
Balance as of January 1, 2023	1,728,765,894	1,188	355,812,080	235	(130,224,082)	(84)	53,869,322	(194,110)	(8,817,850)	327,606	45,186,307
Exercise of share options and vesting of RSUs	–	–	–	–	12,630,102	8	8,759	–	–	–	8,767
Share-based compensation	–	–	–	–	–	–	897,670	–	–	–	897,670
Foreign currency translation adjustment, net of tax	–	–	–	–	–	–	–	(93,202)	–	–	(93,202)
Net income	–	–	–	–	–	–	–	–	3,222,821	21,114	3,243,935
Balance as of June 30, 2023	1,728,765,894	1,188	355,812,080	235	(117,593,980)	(76)	54,775,751	(287,312)	(5,595,029)	348,720	49,243,477

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Notes	For the Six Months Ended June 30,		
		2022 RMB	2023 RMB	2023 US$ *Note 2(e)*
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (loss)/income		(651,912)	3,243,935	447,360
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:				
Depreciation and amortization		405,349	772,167	106,487
Share-based compensation expenses	17	945,559	897,670	123,794
Foreign exchange loss		2,140	950	131
Unrealized investment loss/(income)		16,090	(75,432)	(10,403)
Interest expense		12,173	8,252	1,138
Share of (income)/loss of equity method investees		(410)	1,608	222
Inventory write-downs and reversal of loss on purchase commitments relating to inventory		–	(106,979)	(14,753)
Allowance for credit losses		3,906	2,280	314
Deferred income tax, net		(23,049)	42,471	5,857
Loss/(Gain) on disposal of property, plant and equipment		53,802	(64,871)	(8,946)
Changes in operating assets and liabilities:				
Prepayments and other current assets		(398,601)	(1,247,620)	(172,055)
Inventories		(1,438,620)	459,247	63,333
Operating lease right-of-use assets		(344,861)	(283,671)	(39,120)
Operating lease liabilities		437,470	298,370	41,147
Other non-current assets		(340,923)	398,459	54,950
Trade receivable		38,129	(36,135)	(4,983)
Deferred revenue		(227,799)	562,511	77,574
Trade and notes payable		3,336,217	11,378,778	1,569,205
Amounts due to related parties		(31,280)	(449)	(62)
Accruals and other current liabilities		647,221	1,853,144	255,560
Other non-current liabilities		522,575	788,076	108,681
Net cash provided by operating activities		2,963,176	18,892,761	2,605,431
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment and intangible assets		(1,972,743)	(2,569,324)	(354,326)
Disposal of property, plant and equipment		704	149,474	20,613
Purchase of long-term investments		(650,305)	–	–
Placement of time deposits		–	(3,194,463)	(440,537)
Redemption of time deposits		514,242	–	–
Placement of short-term investments		(31,713,590)	(13,820,000)	(1,905,865)
Redemption of short-term investments		34,682,250	24,315,501	3,353,262
Cash paid related to acquired insurance agent license	7	(36,825)	–	–
Net cash provided by investing activities		823,733	4,881,188	673,147

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Notes	For the Six Months Ended June 30, 2022 RMB	2023 RMB	2023 US$ Note 2(e)
CASH FLOWS FROM FINANCING ACTIVITIES				
Payment of issuance cost for at-the-market equity offering program (the "ATM Offering")		(837)	**(2,447)**	**(337)**
Proceeds from exercise of share options and vesting of RSUs		3,692	**4,888**	**674**
Proceeds from borrowings		1,861,916	**599,387**	**82,659**
Repayment of borrowings		(24,925)	**(2,651,231)**	**(365,622)**
Capital injection from noncontrolling interest		90,000	**–**	**–**
Net cash provided by/(used in) financing activities		1,929,846	**(2,049,403)**	**(282,626)**
Effects of exchange rate changes on cash and cash equivalents and restricted cash		885,201	**112,945**	**15,576**
Net increase in cash, cash equivalents and restricted cash		6,601,956	**21,837,491**	**3,011,528**
Cash, cash equivalents and restricted cash at beginning of the period		30,493,064	**40,418,158**	**5,573,919**
Cash, cash equivalents and restricted cash at end of the period		37,095,020	**62,255,649**	**8,585,447**
Supplemental Non-Cash Investing and Financing Activities				
Payable related to purchase of property, plant and equipment		(1,764,993)	**(1,525,794)**	**(210,417)**
Notes receivable related to the secured borrowing		299,106	**–**	**–**
Property, plant and equipment and other assets related to capital injection by noncontrolling interest shareholders		228,668	**–**	**–**
Supplemental Disclosures				
Cash paid for interest, net of amounts capitalized		(19,728)	**(27,559)**	**(3,801)**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS

(a)   Principal activities

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and the consolidated variable interest entities (the "VIEs") and the VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles and providing other sales and services in the People's Republic of China (the "PRC").

(b)   History of the Group and basis of presentation

In preparation for the Listing on the Main Board of the Stock Exchange of Hong Kong Limited ("HKEX"), the Group underwent reorganization of its corporate structure (the "2021 Reorganization") in the second quarter of 2021. The major reorganization steps were as follows:

- In accordance with the requirements under the Listing Decision LD43-3 of HKEX to the extent practicable, the Company underwent reorganization of the holding structure of its onshore subsidiaries and the VIEs. The 2021 Reorganization mainly involved changing certain VIEs to wholly owned or partly-owned subsidiaries of the Company, to the extent permitted under the relevant PRC laws and regulations. Please refer to Note 1 (b) (i) and (ii).

- In April 2021, certain new contractual arrangements were entered into to replace the original contractual arrangements in place before the completion of 2021 Reorganization. Upon the completion of 2021 Reorganization, Beijing CHJ Information Technology Co., Ltd. (or "Beijing CHJ") and Leading Ideal HK Limited's ("Leading Ideal HK's") subsidiary each held 50% of equity interest of Chongqing Lixiang Automobile which was previously a wholly owned subsidiary of Beijing CHJ.

The transactions relating to the 2021 Reorganization were accounted for as common control transactions within the Group. Accordingly, the Group's unaudited condensed consolidated financial information was not impacted as a result of these transactions.

In March 2022, Beijing CHJ transferred its equity interest of Chongqing Lixiang Automobile to Leading Ideal HK's subsidiary. Consequently, Chongqing Lixiang Automobile became a wholly owned subsidiary of the Company. The transaction was accounted for as a common control transaction within the Group; accordingly, there was no impact to the Group's unaudited condensed consolidated financial information.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(b) History of the Group and basis of presentation (Continued)

The Group's unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs' subsidiaries.

As of June 30, 2023, the Company's principal subsidiaries, the consolidated VIEs and the VIEs' subsidiaries are as follows:

	Equity Interest Held	Date of Incorporation or Date of Acquisition	Place of Incorporation	Principal Activities	Notes
Subsidiaries					
Leading Ideal HK Limited ("Leading Ideal HK")	100%	May 15, 2017	Hong Kong, PRC	Investment holding	
Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology")	100%	December 19, 2017	Beijing, PRC	Technology development and corporate management	
Beijing Leading Automobile Sales Co., Ltd. ("Beijing Leading")	100%	August 6, 2019	Beijing, PRC	Sales and after sales management	
Jiangsu Xindian Interactive Sales and Services Co., Ltd. ("Jiangsu XD")	100%	May 8, 2017	Changzhou, PRC	Sales and after sales management	(i)
Chongqing Lixiang Automobile Co., Ltd. ("Chongqing Lixiang Automobile")	100%	October 11, 2019	Chongqing, PRC	Manufacturing of automobile and purchase of manufacturing equipment	(ii)

	Date of Incorporation	Place of Incorporation	Principal Activities	Notes
The VIEs				
Beijing CHJ	April 10, 2015	Beijing, PRC	Technology development	
Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information")	March 27, 2017	Beijing, PRC	Technology development	

Notes:

(i) Jiangsu XD was Beijing CHJ's subsidiary before the 2021 Reorganization.

(ii) In March 2022, Beijing CHJ transferred its equity interest in Chongqing Lixiang Automobile to a subsidiary of Leading Ideal HK. Chongqing Lixiang Automobile, at that time, then became a wholly owned subsidiary of the Company.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company's financial position as of December 31, 2022 and June 30, 2023, and its results of operations and cash flows for the six months ended June 30, 2022 and 2023. The consolidated balance sheet as of December 31, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2022. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b)   Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the "Board"); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has established a controlling financial interest (as defined in ASC 810) and is able to direct the activities and derive the economic benefits of the entity. Accordingly, the Company is considered the primary beneficiary of each VIE and consolidates each entity in accordance with U.S. GAAP.

All significant transactions and balances between the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries have been eliminated upon consolidation.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)   Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

(d)   Functional currency and foreign currency translation

The Group's reporting currency is the Renminbi ("RMB"). The functional currencies of the Company and its subsidiaries which are incorporated in Cayman Islands, United States, Hong Kong and Singapore are United States dollars ("US$"). The functional currencies of the other subsidiaries, the VIEs and the VIEs' subsidiaries are their respective local currencies ("RMB"). The determination of the respective functional currency is based on the criteria set out by ASC 830, *Foreign Currency Matters*.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the unaudited condensed consolidated statements of comprehensive income/(loss).

The financial statements of the Group's entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the unaudited condensed consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the unaudited condensed consolidated statements of changes in shareholders' equity. Total foreign currency translation adjustment income was RMB973,092 for the six months ended June 30, 2022, and foreign currency translation adjustment loss was RMB93,202 for the six months ended June 30, 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

(e)   **Convenience translation**

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2513, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

(f)   **Cash, cash equivalents and restricted cash**

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the unaudited condensed consolidated balance sheets and is not included in the total cash and cash equivalents in the unaudited condensed consolidated statements of cash flows. The Group's restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of letter of credit, bank guarantee and bank acceptance bill; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable (Note 11).

Cash, cash equivalents and restricted cash as reported in the unaudited condensed consolidated statements of cash flows are presented separately on our unaudited condensed consolidated balance sheets as follows:

	As of	
	December 31, 2022	June 30, 2023
Cash and cash equivalents	38,478,016	60,741,006
Restricted cash	1,940,142	1,514,643
Total cash, cash equivalents and restricted cash	40,418,158	62,255,649

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

(g)   Time deposits and short-term investments

Time deposits are those balances placed with the banks. These deposits that have original maturities longer than three months but less than one year are classified as short-term time deposits which are reflected in the unaudited condensed consolidated balance sheets as "Time deposits and short-term investments", while the balances with original maturities longer than one year are classified as long-term time deposits which are reflected in the unaudited condensed consolidated balance sheets as "Long-term investments".

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments which have maturity dates within one year are classified as short-term investments and are reflected in the unaudited condensed consolidated balance sheets as "Time deposits and short-term investments", while those financial instruments which have maturity dates longer than one year are classified as long-term investments in the unaudited condensed consolidated balance sheets. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices provided by financial institutions at the end of each period. Changes in the fair value are reflected in the unaudited condensed consolidated statements of comprehensive income/(loss) as "Interest income and investment income, net".

(h)   Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(i)   Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, plant and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Interest expense on specific outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. Motor vehicles represent vehicles used for the Group's daily operation.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

(i)   **Property, plant and equipment, net (Continued)**

Construction in progress is transferred to specific property, equipment and the depreciation of these assets commences when the assets are ready for their intended use.

The estimated useful lives are as follows:

	Useful Lives
Buildings	20 years
Buildings improvements	5 to 10 years
Production machineries, facilities and equipment	2 to 10 years
Motor vehicles	2 to 4 years
Mold and tooling	Unit-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the unaudited condensed consolidated statements of comprehensive income/(loss).

The Company reviews the estimated useful lives of its property, plant and equipment on an ongoing basis. In evaluating useful lives, the Company considers how long-lived assets will remain functionally efficient and effective, given levels of production, competitive factors, and the economic environment. If the assessment indicates that the assets will continue to be used for a shorter or longer period than previously anticipated, the useful life of the assets is revised, resulting in a change in estimate. Changes in estimates are accounted for on a prospective basis by depreciating the assets' current carrying values over their revised remaining useful lives.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)   Long-term investments

Long-term investments are comprised of investments in publicly traded companies and privately-held companies, as well as long-term time deposits and long-term financial instruments.

Equity investments with readily determinable fair value

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

Equity investments without readily determinable fair value

The Group measures equity investments other than equity method investments at fair value through earnings. For those equity investments without readily determinable fair value, the Group elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a "reasonable effort" to identify price changes that are known or that can reasonably be known.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

Equity investments accounted for using the equity method

Investments in entities over which the Group can exercise significant influence and hold an investment in common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, *Investment – Equity Method and Joint Ventures* ("ASC 323"). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on our unaudited condensed consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize our proportionate share of each equity investee's net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group performs an impairment assessment of its equity method investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. No impairment of equity method investments was recognized for the six months ended June 30, 2022 and 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)   Long-term investments (Continued)

Equity investments accounted for using the equity method (Continued)

The Group assesses its investments in privately-held companies for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group estimates the fair value of the investment and writes down the investment to its fair value, taking the corresponding charge to the unaudited condensed consolidated statements of comprehensive income/(loss).

Long-term time deposits

Long-term time deposits are those balances placed with the banks with original maturities longer than one year.

Long-term financial instruments

Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices provided by financial institutions at the end of each period. Changes in the fair value are reflected in the unaudited condensed consolidated statements of comprehensive income/(loss) as "Interest income and investment income, net."

(k)   Product warranties

The Group provides product warranties on all vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accruals and other current liabilities while the remaining balance is included within other non-current liabilities in the unaudited condensed consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the unaudited condensed consolidated statements of comprehensive income/(loss). The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group's suppliers and the amount of the recovery is virtually certain.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Product warranties (Continued)

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with *ASC 460, Guarantees.* The Group also provides extended lifetime warranty for certain vehicle models which is sold separately through a vehicle sales contract. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and should be accounted for in accordance with *ASC 606.*

The accrued warranty activity consists of the following:

	For the Six Months Ended June 30,	
	2022	2023
Accrued warranty at beginning of the period	842,345	1,594,312
Warranty cost incurred	(21,430)	(49,838)
Provision for warranty	319,169	857,016
Accrued warranty at end of the period	1,140,084	2,401,490
Including: Accrued warranty, current	147,518	217,522
Accrued warranty, non-current	992,566	2,183,968

(l) Revenue recognition

The Group launched the first volume manufactured extended-range electric vehicle, Li ONE, to the public in October 2018 and started making deliveries to customers in the fourth quarter of 2019. The Group released the 2021 Li ONE in May 2021, which is upgraded version of Li ONE and terminated the production of the first model Li ONE in May 2021. From June 2022, the Company launched extended-range electric vehicle Li L series to the public and started making deliveries to customers from August 2022. Revenues of the Group are primarily derived from sales of vehicles, along with multiple distinct performance obligations within each sale of vehicle, as well as the sales of Li Plus Membership, sales of goods from online store and accessories, sales and installment of charging stalls, and providing one time maintenance services and commission service.

The Group adopted ASC 606, *Revenue from Contracts with Customers*, on January 1, 2018 by applying the full retrospective method.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Revenue recognition (Continued)

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

- provides all of the benefits received and consumed simultaneously by the customer;

- creates and enhances an asset that the customer controls as the Group performs; or

- does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)   Revenue recognition (Continued)

Vehicle sales

The Group generates revenue from sales of vehicles, currently the Li L series and Li ONE, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li L series and Li ONE, charging stalls, vehicle internet connection services, firmware over-the-air upgrades (or "FOTA upgrades") and initial owner extended warranty subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with *ASC 460, Guarantees,* and the estimated costs are recorded as a liability when the Group transfers the control of Li L series or Li ONE to a customer.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the Li L series and Li ONE and charging stalls are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and FOTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the contract price for the vehicle and all embedded products and services must be paid in advance, which means the payments are received prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Sales of Li Plus Membership

The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership expired, whichever is earlier.

Customer loyalty points

Beginning in January 2020, the Group offers customer loyalty points, which can be used in the Group's online store to redeem the Group's merchandise or services. The Group determines the value of each customer loyalty point based on cost of the Group's merchandise or service that can be obtained through redemption of customer loyalty points.

The Group concludes the customer loyalty points offered to customers in connection with the purchase of the Li L series and Li ONE is a material right and is considered as a separate performance obligation according to *ASC 606*, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)   Revenue recognition (Continued)

Customer loyalty points (Continued)

Customers or users of the mobile application can also obtain customer loyalty points through other ways, such as referring new customers to purchase the vehicles via the mobile application. The Group offers these customer loyalty points to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes certain services, including lifetime roadside assistance, are not material performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and will be very limited. The Group also performs an estimation on the stand-alone fair value of each promise applying cost plus a margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate.

Considering the result of the qualitative assessment and the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is immaterial to reported consolidated results.

(m)   Cost of sales

Vehicle sales

Cost of vehicle sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs and reserves for estimated warranty costs. The cost of sales also includes adjustments to warranty costs and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand, loss on inventory purchase commitment as well as impairment charges of certain property, plant and equipment.

Other sales and services

Cost of other sales and services generally includes cost of accessories, installation costs of charging stalls, vehicle internet connection costs, costs associated with providing non-warranty after-sales services and shipping and logistic costs related to sale of accessories.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)   Government grants

The Group's PRC based subsidiaries receive government subsidies from certain local governments. The Group's government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, construction of production plants and facilities and capacity subsidies related to manufacturing base. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances.

The government subsidies with no further conditions to be met are recorded as income in "Others, net" when received. The government subsidies with certain operating conditions are recorded as liabilities when received and are recognized as income in "Others, net" or as a reduction of specific operating costs and expenses when the conditions are met for which the grants are intended to compensate. If the government subsidies are related to an asset, they are recognized as a deduction of the carrying amount of the asset when the conditions are met and then recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation when the Company use these assets.

As of December 31, 2022 and June 30, 2023, liabilities included RMB431,735 and RMB476,266 in deferred government grants. For the six months ended June 30, 2022 and 2023, the Group recognized government grants of approximately RMB312,086 and RMB470,531, respectively, in the unaudited condensed consolidated statements of comprehensive income.

(o)   Earnings/(Loss) per share

Basic net earnings/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net earnings/(loss) is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the earnings/(loss).

Diluted net earnings/(loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and vesting of restricted share units by using the treasury stock method and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted earnings/(loss) per share calculation when inclusion of such shares would be anti-dilutive.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) **Segment reporting**

ASC 280, *Segment Reporting*, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer, who reviews unaudited condensed consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, no geographical segment information is presented.

3. CONCENTRATION AND RISKS

(a) **Concentration of credit risk**

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2022 and June 30, 2023, most of the Group's cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China's new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group's accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

The Group relies on a limited number of third parties to provide payment processing services ("payment service providers") to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Group believes are of high credit quality.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3. CONCENTRATION AND RISKS (CONTINUED)

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments denominated in RMB that are subject to such government controls amounted to RMB55,065,266 and RMB71,359,835 as of December 31, 2022 and June 30, 2023, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c) Foreign currency exchange rate risk

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. The depreciation of the RMB against the US$ was approximately 5.3% and 3.8% for the six months ended June 30, 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4. TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2022 and June 30, 2023, based on the recognition date and net of credit loss provisions, is as follows:

	As of December 31, 2022	As of June 30, 2023
Within 3 months	35,065	70,651
Between 3 months and 6 months	41	455
Between 6 months and 1 year	1	14
More than 1 year	13,274	13,274
Total	48,381	84,394

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

5.   INVENTORIES

Inventories consist of the following:

	As of	
	December 31, 2022	June 30, 2023
Finished products	3,786,673	3,540,968
Raw materials and work in process	3,376,621	2,161,422
Inventories	7,163,294	5,702,390
Inventory valuation allowance	(358,601)	(43,097)
Inventories, net	6,804,693	5,659,293

Finished products primarily include vehicles ready for transit at production plants, vehicles in transit to fulfill customers' orders, new vehicles available for immediate sales at the Group's sales and servicing center locations, and spare parts used for after sales services.

6.   PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation were as follows:

	As of	
	December 31, 2022	June 30, 2023
Production machineries, facilities and equipment[i]	3,853,287	4,238,051
Mold and tooling	2,721,990	3,313,141
Construction in process	2,748,697	3,288,091
Buildings	2,046,472	2,111,994
Leasehold improvements	1,070,995	1,270,457
Motor vehicles	615,231	1,204,896
Buildings improvements	314,987	311,164
Total	13,371,659	15,737,794
Less: Accumulated depreciation	(2,156,225)	(2,696,634)
Less: Accumulated impairment loss	(27,536)	(27,536)
Total property, plant and equipment, net	11,187,898	13,013,624

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

6. PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

The Group recorded depreciation of RMB396,154 and RMB760,591 for the six months ended June 30, 2022 and 2023, respectively.

(i) In June 2022, Sichuan Li Xinchen Technology Co., Ltd ("Sichuan Li Xinchen") received a capital contribution of property, plant and equipment and other assets amounting to RMB228,668 from Xinchen China Power Holdings Limited, the noncontrolling interest shareholder.

7. INTANGIBLE ASSETS, NET

Intangible assets and related accumulated amortization were as follows:

	As of	
	December 31, 2022	June 30, 2023
Automotive Manufacturing Permission	647,174	647,174
Insurance Agent License	35,000	35,000
Indefinite-lived intangible assets, net	682,174	682,174
Software	202,848	221,654
Patents	694	694
Definite-lived intangible assets	203,542	222,348
Less: Accumulated amortization		
Software	(52,402)	(63,820)
Patents	(694)	(694)
Accumulated amortization	(53,096)	(64,514)
Definite-lived intangible assets, net	150,446	157,834
Total intangible assets, net	832,620	840,008

The Group recorded amortization of RMB9,195 and RMB11,576 for the six months ended June 30, 2022 and 2023, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

7.   INTANGIBLE ASSETS, NET (CONTINUED)

As of June 30, 2023, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	As of June 30, 2023
Year ending June 30, 2024	21,743
Year ending June 30, 2025	19,344
Year ending June 30, 2026	17,795
Year ending June 30, 2027	17,631
Thereafter	81,321
Total	157,834

8.   OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of	
	December 31, 2022	June 30, 2023
Long-term deposits paid to vendors	1,319,816	1,229,282
Prepayments for purchase of property, plant and equipment	641,748	718,341
Deductible VAT input, non-current	454,359	127,541
Others	9,942	3,960
Less: Allowance for credit losses	(4,572)	(6,273)
Total	2,421,293	2,072,851

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9.   **LONG-TERM INVESTMENTS**

The Group's long-term investments consist of the following:

	As of	
	December 31, 2022	June 30, 2023
Equity investments:		
Equity securities without readily determinable fair value[i]	558,004	560,332
Equity investments accounted for using the equity method	155,053	153,443
Equity security with readily determinable fair value	12,966	12,016
Long-term held-to-maturity investments:		
Long-term financial instruments	50,615	51,655
Long-term time deposits	707,853	–
Total Long-term Investments	1,484,491	777,446

(i)   Equity securities without readily determinable fair value

Equity securities without readily determinable fair value represent investments in privately-held companies with no readily determinable fair value. Upon adoption of ASU 2016-01 on January 1, 2018, the Group elected the measurement alternative and recorded these investments at cost, less impairment (if any), adjusted for subsequent observable price changes.

In March 2022, one of the Group's subsidiaries purchased certain Series Pre-A preferred shares of a private company with a total cash consideration of RMB400,000. The investee is engaging in design, production and sale of lithium battery cells and modules.

No impairment was recorded in "Interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive income for the six months ended June 30, 2022 and 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10.   SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS

Borrowings consist of the following:

	As of	
	December 31, 2022	June 30, 2023
Short-term borrowings:		
Convertible debt[1]	–	6,144,452
Credit guaranteed borrowing[2]	106,965	100,000
Secured borrowing[3]	283,785	99,702
Total short-term borrowings	390,750	6,344,154

	As of	
	December 31, 2022	June 30, 2023
Long-term borrowings:		
Secured borrowing[3]	2,065,927	1,299,547
Credit guaranteed borrowing[2]	751,165	150,000
Convertible debt[1]	5,913,715	–
Unsecured borrowing[4]	500,000	–
Total long-term borrowings	9,230,807	1,449,547
Total borrowings	9,621,557	7,793,701

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10. **SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS (CONTINUED)**

(1)   In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the "ADSs") per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A ordinary share (the latter represents the effective cost per Class A ordinary share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A ordinary share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of June 30, 2023, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest. As of June 30, 2023, the convertible debt was reclassified to short-term borrowings to reflect the early redemption right by the holders of the convertible debt on May 1, 2024.

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the unaudited condensed consolidated balance sheets. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the six months ended June 30, 2022 and 2023, the convertible debt related interest expense was US$2,235 (RMB14,973), and US$2,317 (RMB16,045), respectively. As of December 31, 2022 and June 30, 2023, the principal amount of the convertible debt was RMB6,006,968 and RMB6,232,253, and the unamortized debt issuance cost was RMB93,253 and RMB87,801, respectively.

(2)   As of December 31, 2022, the Group obtained credit guaranteed borrowings from several banks of RMB858,130 in the aggregate. The annual interest rates of these borrowings ranged from 1-year Loan Prime Rate ("LPR") published by the National Interbank Funding Center, minus 0.90% to a secured overnight financing rate. The maturity dates ranged from June 29, 2024 to December 26, 2025. The borrowings are denominated in RMB and US. Borrowings of RMB601,380 was repaid in the first half of 2023.

As of June 30, 2023, the Group obtained credit guaranteed borrowing from one bank of RMB250,000 in the aggregate. The annual interest rate of this borrowing was approximately 1-year LPR. The maturity date was July 26, 2025. The borrowing is denominated in RMB.

The borrowings are guaranteed by a subsidiary of the Group as of December 31, 2022 and June 30, 2023. One of the borrowings as of December 31, 2022 is denominated in US and contains covenants which includes limitations on liquidity ratios and requirements on stock price and vehicle deliveries.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10.   SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS (CONTINUED)

(3)   As of December 31, 2022, the Group obtained secured borrowings from several banks of RMB2,349,712 in the aggregate. The annual interest rates of these borrowings ranged from approximately the 5-year LPR minus 0.80% to 5-year LPR minus 0.31%. The maturity dates ranged from March 25, 2025 to June 21, 2034. The borrowings are denominated in RMB. Borrowings of RMB1,549,851 was repaid in the first half of 2023.

As of June 30, 2023, the Group obtained secured borrowings from several banks of RMB1,399,249 in the aggregate. The annual interest rates of these borrowings ranged from approximately 5-year LPR minus 0.80% to 5-year LPR minus 0.60%. The maturity dates ranged from March 25, 2025 to June 21, 2034. The borrowings are denominated in RMB.

The borrowings are pledged by certain manufacturing facilities and land use rights of the Group as of December 31, 2022 and June 30, 2023. The borrowings contain covenants which include limitations on sales of collateral, requirements to maintain current assets, the quantities of electric vehicle deliveries in the foreseeable future and maintain financial assets on the specific account. The Group is in compliance with all of the loan covenants as of June 30, 2023.

(4)   As of December 31, 2022, the Group obtained unsecured borrowing from a bank of RMB500,000 in the aggregate. The annual interest rates of these borrowings are approximately 1-year LPR minus 0.70%. The borrowings are denominated in RMB. The borrowing was fully repaid in the first half of 2023.

11.   TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of	
	December 31, 2022	June 30, 2023
Trade payable for raw materials	15,410,150	24,699,813
Notes payable[i]	4,614,179	6,569,307
Total	20,024,329	31,269,120

(i)   Certain banks offer supply chain financing channels to the Group's suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group's payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

11.   TRADE AND NOTES PAYABLE (CONTINUED)

An aging analysis of the trade and notes payable as at December 31, 2022 and June 30, 2023, based on the recognition date, is as follows:

	As of	
	December 31, 2022	June 30, 2023
Within 3 months	19,806,395	30,329,095
Between 3 months and 6 months	124,122	580,533
Between 6 months and 1 year	31,051	294,556
More than 1 year	62,761	64,936
Total	20,024,329	31,269,120

The trade payable is non-interest-bearing and are normally settled on 30-90 day terms.

12.   ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consist of the following:

	As of	
	December 31, 2022	June 30, 2023
Payables for purchase of property, plant and equipment	2,335,084	2,103,363
Salaries and benefits payable	633,215	1,211,267
Tax payable	445,853	939,985
Payables for research and development expenses	525,667	886,550
Payables for logistics expenses	414,353	626,345
Accrued costs of purchase commitments relating to inventory	498,060	278,846
Payables for marketing and promotional expenses	150,706	238,691
Accrued warranty	141,832	217,522
Deposits from vendors	32,013	60,692
Other payables	507,861	623,207
Total	5,684,644	7,186,468

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13.   REVENUE DISAGGREGATION

Revenues by source consist of the following:

	For the Six Months Ended June 30,	
	2022	2023
Vehicle sales	17,792,221	46,299,260
Other sales and services	502,436	1,140,520
Total	18,294,657	47,439,780

Revenue by timing of recognition is analyzed as follows:

	For the Six Months Ended June 30,	
	2022	2023
Revenue recognized at a point in time	18,223,658	47,349,758
Including: Vehicle sales	17,792,221	46,299,260
Other sales and services	431,437	1,050,498
Revenue recognized over time	70,999	90,022
Total	18,294,657	47,439,780

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services which are recognized at a point in time include (i) sales and installment of charging stalls, (ii) sales of goods from online store, (iii) sales of accessories, (iv) one time maintenance services, (v) commission service fee and (vi) certain services under the Li Plus Membership. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, including vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14. **DEFERRED REVENUE**

The following table includes a rollforward of the deferred revenue balance for each period presented:

	For the Six Months Ended June 30,	
	2022	2023
Deferred revenue – at beginning of the period	694,745	1,150,832
Additions	18,434,602	47,860,848
Recognition	(18,234,769)	(47,298,337)
Deferred revenue – at end of the period	894,578	1,713,343
Including: Deferred revenue, current	346,306	1,125,700
Deferred revenue, non-current	548,272	587,643

Deferred revenue represents contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from undelivered vehicles, uninstalled charging stalls and other performance obligations identified in the vehicle sales contracts.

15. **ORDINARY SHARES**

As of January 1, 2022, the Company had issued and outstanding ordinary shares of 1,929,562,426.

On June 28, 2022, the Company filed a prospectus supplement in the United States to sell up to an aggregate of US$2,000,000 of ADSs, each representing two Class A ordinary shares, through the ATM Offering on the Nasdaq Global Select Market. As of June 30, 2023, 18,862,564 Class A ordinary shares were legally issued and the proceeds has been received by the Company.

As of June 30, 2023, 18,200,546 share options that fulfilled the vesting conditions were exercised and 6,762,874 RSUs that fulfilled the vesting conditions were vested.

As of December 31, 2022 and June 30, 2023, the Company had issued and outstanding ordinary shares of 1,954,353,892 and 1,966,983,994, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16.   (LOSS)/EARNINGS PER SHARE

Basic net (loss)/earnings per share and diluted net (loss)/earnings per share have been calculated in accordance with ASC 260 for the six months ended June 30, 2022 and 2023 as follows:

	For the Six Months Ended June 30,	
	2022	2023
Numerator:		
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(628,832)	3,222,821
Dilution effect on net (loss)/income arising from convertible debts	–	16,045
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc. for computing diluted net (loss)/earnings per share	(628,832)	3,238,866
Denominator:		
Weighted average ordinary shares outstanding – basic	1,930,269,050	1,959,868,447
Effects of dilutive securities		
Options and RSUs	–	85,533,415
Convertible debts	–	60,861,105
Weighted average ordinary shares outstanding – diluted	1,930,269,050	2,106,262,967
Basic net (loss)/earnings per share attributable to ordinary shareholders of Li Auto Inc.	(0.33)	1.64
Diluted net (loss)/earnings per share attributable to ordinary shareholders of Li Auto Inc.	(0.33)	1.54

For the six months ended June 30, 2022 and 2023, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021 (Note 10). For the six months ended June 30, 2022, 86,223,898 options and RSUs on a weighted average basis and 60,861,105 convertible debt issued (shares subject to conversion) were anti-dilutive and excluded from the calculation of diluted loss per share.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

17.   SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Six Months Ended June 30,	
	2022	2023
Research and development expenses	625,981	583,284
Selling, general and administrative expenses	299,612	293,751
Cost of sales	19,966	20,635
Total	945,559	897,670

(i)   2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the "2019 Plan"), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of June 30, 2023, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company's Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan. The share options of the Group under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested after one service year from the vesting commencement date. Meanwhile, the options granted are only exercisable upon the occurrence of an IPO by the Group.

These awards have a service condition and a performance condition related to an IPO. For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for these options that have satisfied the service condition were recorded upon the completion of the US IPO in the third quarter of 2020. The Group recognized the share options of the Company granted to the employees using graded-vesting method over the vesting term of the awards, net of estimated forfeitures.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the "2020 Plan"), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of June 30, 2023, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Company commenced to grant options and RSUs from January 1, 2021 under the 2020 plan. The contractual term is ten years from the grant date and the options and RSUs granted only have service conditions. The options and RSUs are generally scheduled to be vested over five years, one-fifth of the awards shall be vested after one service year from the vesting commencement date.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

17.   **SHARE-BASED COMPENSATION (CONTINUED)**

(i)   **2019 and 2020 Share Incentive Plan (Continued)**

(a)   The following table summarizes Company's share option activity under the 2019 Plan and 2020 Plan for the six months ended June 30, 2022 and 2023:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In Years	US$
Outstanding as of December 31, 2021	83,391,284	0.10	6.70	1,330,091
Granted	–	–		
Exercised	(3,079,112)	0.10		
Forfeited	(1,977,000)	0.10		
Outstanding as of June 30, 2022	78,335,172	0.10	6.13	1,492,677
Outstanding as of December 31, 2022	**74,336,244**	**0.10**	**5.56**	**750,796**
Granted	**–**	**–**		
Exercised	**(5,994,290)**	**0.10**		
Forfeited	**(2,924,200)**	**0.10**		
Outstanding as of June 30, 2023	**65,417,754**	**0.10**	**4.96**	**1,141,540**
Vested and expected to vest as of June 30, 2022	75,132,525	0.10	6.03	1,431,650
Exercisable as of June 30, 2022	44,128,372	0.10	4.30	840,866
Vested and expected to vest as of June 30, 2023	**63,033,570**	**0.10**	**4.85**	**1,099,936**
Exercisable as of June 30, 2023	**44,664,754**	**0.10**	**3.68**	**779,400**

The aggregate intrinsic value is calculated as the difference between the closing stock price on the last trading day of the period and the exercise price of the underlying awards.

No share options were granted for the six months ended June 30, 2022 and 2023.

As of June 30, 2023, there were US$82,688 (RMB599,597) of unrecognized compensation expenses related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 2.80 years and may be adjusted for future changes in forfeitures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

17.   SHARE-BASED COMPENSATION (CONTINUED)

(i)   2019 and 2020 Share Incentive Plan (Continued)

(b)   The following table summarizes Company's RSU activity under the 2019 plan and 2020 Plan for the six months ended June 30, 2022 and 2023:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
		US$	In Years
Unvested as of December 31, 2021	8,586	17.25	9.50
Granted	22,210,200	16.05	
Vested	–	–	
Forfeited	(1,754,800)	16.05	
Unvested as of June 30, 2022	20,463,986	16.05	9.51
Unvested as of December 31, 2022	**30,993,124**	**17.20**	**9.21**
Granted	**32,839,100**	**14.62**	
Vested	**(6,635,812)**	**16.93**	
Forfeited	**(2,147,800)**	**15.09**	
Unvested as of June 30, 2023	**55,048,612**	**15.77**	**9.35**

As of June 30, 2023, there was US$491,086 (RMB3,561,012) of unrecognized compensation expense related to RSUs granted to the Group's employees, which are expected to be recognized over a weighted-average period of 4.11 years and may be adjusted for future changes in forfeitures.

(ii)   2021 Share Incentive Plan

In March 2021, the Group adopted the 2021 Share Incentive Plan (the "2021 Plan"), which granted options to purchase 108,557,400 Class B ordinary shares to Mr. Li Xiang, the Company's founder and chief executive officer. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS. The date of expiration for this grant is March 8, 2031. The granted options are subject to performance-based vesting conditions. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of the Group's vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000 and 3,000,000, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

17.   SHARE-BASED COMPENSATION (CONTINUED)

(ii)   2021 Share Incentive Plan (Continued)

On May 5, 2021, the board of directors of the Company approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company's 2021 Share Incentive Plan previously granted to Mr. Li Xiang on March 8, 2021 with the same amount of restricted Class B ordinary shares (the "Award Shares") under the same plan, all of which will become legally vested upon grant on May 5, 2021. However, Mr. Li Xiang has also agreed, undertaken, and covenanted not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are still subject to certain restrictions, terms and performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Li Xiang also has agreed, undertaken, and covenanted not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

In July 2021, all such 108,557,400 Award Shares were converted from Class B ordinary shares (10 votes per share) to Class A ordinary shares (1 vote per share) on one-to-one basis with effect immediately upon the Company's listing on the Main Board of HKEX in August 2021. The modification is solely subjected to satisfy HKEX's requirement from legal perspective. Pursuant to the grant of the Award shares, Mr. Li Xiang has undertaken and covenanted that unless and until, in respect of any tranche of Award Shares, (a) the relevant performance condition has been met and (b) the relevant exercise price (US$14.63) has been paid, Mr. Li Xiang will not offer, pledge, sell any relating award shares and claim dividend or voting rights in respect of the Award Shares.

There have been no shares granted (including for the six months period ended June 30, 2023) in connection with the 2021 Plan since 2021 and the Group has not recognized any compensation expense since inception of the 2021 Plan, because the Group considers it is not probable, that the performance-based vesting conditions will be satisfied. Therefore, there were US$538,445 (RMB3,904,426) of unrecognized compensation expenses related to the restricted shares granted under 2021 Plan as of June 30, 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18. **TAXATION**

(a)   **Value added tax ("VAT")**

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

One of the Group's subsidiaries is subject to 13% VAT for software research and development and relevant services. The subsidiary is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau. For the six months ended June 30, 2022 and 2023, RMB170,958 and RMB282,072 of VAT refunds were received and were recorded as Others, net.

(b)   **Income taxes**

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ is qualified as a "high and new technology enterprise" under the EIT Law and eligible for a preferential enterprise income tax rate of 15%. The high and new technology enterprise certificate is effective for a period of three years. Other Chinese companies are subject to enterprise income tax ("EIT") at a uniform rate of 25% as of June 30, 2023.

Wheels Technology, which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was awarded as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years.

According to relevant laws and regulations promulgated by the State Administration of Tax ("STA") of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the "Super R&D Deduction"). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% will continue to be applied from January 1, 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18.   **TAXATION (CONTINUED)**

   (b)   **Income taxes (Continued)**

   Withholding tax on undistributed dividends

   According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

   Composition of income tax expense for the periods presented is as follows:

	For the Six Months Ended June 30,	
	2022	2023
Current income tax expense	49,054	49,538
Deferred income tax (benefit)/expense	(23,049)	31,294
Income tax expense	26,005	**80,832**

   Due to certain of the Group's subsidiaries in the PRC were exempted from corporate income tax for 2023, as well as the Super R&D deduction and the utilization of prior net operating loss, the estimated effective tax rate for 2023 was lower than the statutory rate of 25% in PRC.

   For the six months ended June 30, 2023, deferred income tax expense reflects the utilization of prior recognized deferred tax assets.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19. **FAIR VALUE MEASUREMENT**

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include: short-term investments, long-term financial instruments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2022 and June 30, 2023.

| | | Fair Value Measurement at Reporting Date Using | | |
	Fair Value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	18,026,310	–	18,026,310	–
Long-term financial instruments	50,615	–	50,615	–
Equity securities with readily determinable fair value	12,966	12,966	–	–
Total assets	18,089,891	12,966	18,076,925	–

| | | Fair Value Measurement at Reporting Date Using | | |
	Fair Value as of June 30, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	7,578,383	–	7,578,383	–
Long-term financial instruments	51,655	–	51,655	–
Equity securities with readily determinable fair value	12,016	12,016	–	–
Total assets	7,642,054	12,016	7,630,038	–

Valuation Techniques

Short-term investments: Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Long-term financial instruments: Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. Fair value is estimated based on quoted prices provided by the banks at the end of each period (Level 2). The related gain/(loss) amounts are recognized in "interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive income/(loss).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19. FAIR VALUE MEASUREMENT (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis (Continued)

Valuation Techniques (Continued)

Equity securities with readily determinable fair value: Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The related gain/(loss) amounts are recognized in "interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive income/(loss).

Assets measured at fair value on a non-recurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair value and equity method investments, as well as property, plant and equipment and inventory. For investments in equity securities without readily determinable fair value, no measurement event occurred during the periods presented. The equity securities without readily determinable fair value were RMB558,004 and RMB560,332 as of December 31, 2022 and June 30, 2023, and no impairment charges were recognized for the six months ended June 30, 2022 and 2023. For equity method investments, no impairment loss was recognized for all periods presented.

Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalents, time deposits, restricted cash, trade receivable, amounts due from related parties, prepayments and other current assets, short-term borrowings, trade and notes payable, amounts due to related parties, accruals and other current liabilities, other non-current assets, other non-current liabilities, and long-term borrowings.

The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for short-term borrowing as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

Trade receivable, amounts due from related parties, prepayments and other current assets, trade and notes payable, amounts due to related parties and accruals and other current liabilities are measured at amortized cost, their fair values approximate their carrying values given their short maturities.

Borrowings and convertible debt are measured at amortized cost. Their fair values were estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these borrowings obligations approximates their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.   **COMMITMENTS AND CONTINGENCIES**

(a)   **Capital commitments**

The Group's capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2023 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years	Over 5 Years
Capital commitments	3,947,783	3,507,224	437,616	2,943	–

(b)   **Purchase obligations**

The Group's purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2023 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years	Over 5 Years
Purchase obligations	9,272,415	9,272,415	–	–	–

(c)   **Legal proceedings**

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2022 and June 30, 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21.   RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Group had transactions during the periods presented are as follows:

Name of Entity or Individual	Relationship with the Company
Beijing Yihang Intelligent Technology Co., Ltd. ("Beijing Yihang")	Affiliate
Neolix Technologies Co., Ltd. ("Neolix Technologies")	Affiliate
Foshan Che Yijia New Energy Technology Co., Ltd. ("Foshan Cheyijia")	Affiliate
Meituan	Controlled by Principal Shareholder
Airx (Beijing) Technology Co., Ltd. ("Airx")	Controlled by Principal Shareholder

The Group entered into the following related party transactions:

	For the Six Months Ended June 30,	
	2022	2023
Purchase service from Meituan	2,561	4,013
Purchase materials from Foshan Cheyijia	–	4
Purchase services from Beijing Yihang	281	2
Purchase materials from Beijing Yihang	68	–

The Group had the following related party balances:

	As of	
	December 31, 2022	June 30, 2023
Due from Neolix Technologies	678	–
Total	678	–

	As of	
	December 31, 2022	June 30, 2023
Due to Beijing Yihang	5,921	5,923
Due to Meituan	1,246	791
Due to Airx	23	23
Due to Foshan Cheyijia	–	4
Total	7,190	6,741

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. DIVIDENDS

The Board did not recommend the distribution of any interim dividend for the six-month period ended June 30, 2022 and 2023.

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the unaudited condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of unaudited condensed consolidated statements of comprehensive income

	For the six months ended June 30, 2022					
		IFRSs adjustments				
	Amounts as reported under U.S. GAAP	Convertible debts (Note (ii))	Leases (Note (iii))	Investments measured at fair value (Note (iv))	Warranty accrual (Note (vi))	Amounts under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB
Cost of sales:						
Vehicle sales	(13,907,185)	–	–	–	44,390	(13,862,795)
Other sales and services	(345,317)	–	–	–	–	(345,317)
Total cost of sales	(14,252,502)	–	–	–	44,390	(14,208,112)
Operating expenses:						
Research and development	(2,905,606)	–	2,011	–	–	(2,903,595)
Selling, general and administrative	(2,528,080)	–	7,496	–	–	(2,520,584)
Total operating expenses	(5,433,686)	–	9,507	–	–	(5,424,179)
Interest expense	(31,310)	14,973	(31,794)	–	(4,465)	(52,596)
Interest income and investment income, net	412,536	–	–	8,156	–	420,692
Fair value change of convertible debts	–	(1,094,179)	–	–	–	(1,094,179)
Fair value changes on investments measured at fair value through profit or loss	–	–	–	13,190	–	13,190
Loss before income tax expense	(625,907)	(1,079,206)	(22,287)	21,346	39,925	(1,666,129)
Income tax expense	(26,005)	–	–	–	–	(26,005)
Net loss	(651,912)	(1,079,206)	(22,287)	21,346	39,925	(1,692,134)
Net loss attributable to ordinary shareholders of Li Auto Inc.	(628,832)	(1,079,206)	(22,287)	21,346	39,925	(1,669,054)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of unaudited condensed consolidated statements of comprehensive income (Continued)

	For the six months ended June 30, 2023					
		IFRSs adjustments				
	Amounts as reported under U.S. GAAP	Convertible debts (Note (ii))	Leases (Note (iii))	Investments measured at fair value (Note (iv))	Warranty accrual (Note (vi))	Amounts under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB
Cost of sales:						
Vehicle sales	(36,789,230)	–	312	–	138,215	(36,650,703)
Other sales and services	(585,166)	–	190	–	–	(584,976)
Total cost of sales	**(37,374,396)**	**–**	**502**	**–**	**138,215**	**(37,235,679)**
Operating expenses:						
Research and development	(4,277,897)	–	13,713	–	–	(4,264,184)
Selling, general and administrative	(3,954,517)	–	36,932	–	–	(3,917,585)
Total operating expenses	**(8,034,311)**	**–**	**50,645**	**–**	**–**	**(7,983,666)**
Interest expense	(60,878)	16,045	(77,174)	–	(18,147)	(140,154)
Interest income and investment income, net	848,793	–	–	1,362	–	850,155
Fair value change of convertible debts	–	(2,485,932)	–	–	–	(2,485,932)
Fair value changes on investments measured at fair value through profit or loss	–	–	–	(33,793)	–	(33,793)
Loss before income tax expense	**3,324,767**	**(2,469,887)**	**(26,027)**	**(32,431)**	**120,068**	**916,490**
Income tax expense	(80,832)	–	–	12,578	–	(68,254)
Net loss	**3,243,935**	**(2,469,887)**	**(26,027)**	**(19,853)**	**120,068**	**848,236**
Net loss attributable to ordinary shareholders of Li Auto Inc.	**3,222,821**	**(2,469,887)**	**(26,027)**	**(19,853)**	**120,068**	**827,122**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)**

Reconciliation of condensed consolidated balance sheets

	As of December 31, 2022							
	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts under IFRSs
		Preferred Shares (Note (i))	Convertible debts (Note (ii))	Leases (Note (iii))	Investments (Note (iv))	Issuance costs (Note(v))	Warranty accrual (Note (vi))	
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Long-term investments	1,484,491	–	–	–	(1,329,438)	–	–	155,053
Financial assets at amortised cost	–	–	–	–	707,853	–	–	707,853
Financial assets at fair value through profit or loss	–	–	–	–	1,164,763	–	–	1,164,763
Operating lease right-of-use assets, net	3,538,911	–	–	(113,206)	–	–	–	3,425,705
Total assets	86,537,951	–	–	(113,206)	543,178	–	–	86,967,923
Accruals and other current liabilities	5,684,644	–	(2,503)	–	–	–	–	5,682,141
Long-term borrowings	9,230,807	–	91,022	–	–	–	–	9,321,829
Deferred tax liabilities	77,809	–	–	–	119,233	–	–	197,042
Other non-current liabilities	2,142,462	–	–	–	–	–	(236,987)	1,905,475
Total liabilities	41,351,644	–	88,519	–	119,233	–	(236,987)	41,322,409
Additional paid-in capital	53,869,322	30,809,700	9,564	–	–	85,976	–	84,774,562
Accumulated other comprehensive loss	(194,110)	180,604	(210,787)	–	–	–	–	(224,293)
Accumulated deficit	(8,817,850)	(30,990,304)	112,704	(113,206)	423,945	(85,976)	236,987	(39,233,700)
Total shareholders' equity	45,186,307	–	(88,519)	(113,206)	423,945	–	236,987	45,645,514

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23.   RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of condensed consolidated balance sheets (Continued)

	As of June 30, 2023							
		IFRSs adjustments						
	Amounts as reported under U.S. GAAP	Preferred Shares (Note (i))	Convertible debts (Note (ii))	Leases (Note (iii))	Investments (Note (iv))	Issuance costs (Note(v))	Warranty accrual (Note (vi))	Amounts under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Long-term investments	777,446	–	–	–	(624,003)	–	–	153,443
Financial assets at fair value through profit or loss	–	–	–	–	1,134,750	–	–	1,134,750
Operating lease right-of-use assets, net	3,817,676	–	–	(139,233)	–	–	–	3,678,443
Total assets	103,123,917	–	–	(139,233)	510,747	–	–	103,495,431
Short-term borrowings	6,344,154	–	2,582,703	–	–	–	–	8,926,857
Accruals and other current liabilities	7,186,468	–	(2,597)	–	–	–	–	7,183,871
Deferred tax liabilities	45,512	–	–	–	106,655	–	–	152,167
Other non-current liabilities	2,924,365	–	–	–	–	–	(357,055)	2,567,310
Total liabilities	53,880,440	–	2,580,106	–	106,655	–	(357,055)	56,210,146
Additional paid-in capital	54,775,751	30,809,700	9,564	–	–	85,976	–	85,680,991
Accumulated other comprehensive loss	(287,312)	180,604	(232,487)	–	–	–	–	(339,195)
Accumulated deficit	(5,595,029)	(30,990,304)	(2,357,183)	(139,233)	404,092	(85,976)	357,055	(38,406,578)
Total shareholders' equity	49,243,477	–	(2,580,106)	(139,233)	404,092	–	357,055	47,285,285

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)**

Reconciliation of condensed consolidated balance sheets (Continued)

Notes:

(i) **Preferred Shares**

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this "in-between" category is to indicate that a security may not be a permanent part of equity. The Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets and are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date. Upon the consummation of US IPO, the conversion feature of preferred shares were automatically exercised and all preferred shares were automatically converted into ordinary shares.

Under IFRS, there is no concept of mezzanine or temporary equity classification. The Company designated the Preferred Shares as financial liabilities at fair value through profit or loss which are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the Preferred Shares that were attributed to changes in credit risk of the Preferred Shares were recognized in other comprehensive income, and the remaining amounts of changes in fair value of the Preferred Shares were recognized in the profit or loss.

(ii) **Convertible debts**

Under U.S. GAAP, the convertible debts were measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

Under IFRS, the Group's convertible debts were designated as at fair value through profit or loss such that the convertible debts were initially recognized at fair values. Subsequent to initial recognition, amounts of changes in fair value of the convertible debts that were attributed to changes in credit risk of the convertible debts were recognized in other comprehensive income or loss, and other changes in fair value of the convertible debts were recognized in the profit or loss.

(iii) **Leases**

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement.

Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost. The amortization of the right-of-use assets is recorded as lease expense and the interest expense is required to be presented in separate line item.

(iv) **Investments**

Under U.S. GAAP, the investments without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)**

Reconciliation of condensed consolidated balance sheets (Continued)

(v)   Issuance costs

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply a different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)   Warranty accrual

Under U.S. GAAP, warranty accrual is eligible for discounting or not. Considering that the timing of cash payments for the warranty accrual is not fixed or determinable by the Company, the Company elects to record the warranty accrual without considering the discount of the obligation.

Under IFRS, the initial amount of the warranty accrual is the present value of the anticipated cash flows expected to be required to settle the obligation with appropriate discount rates. The carrying amount of the warranty accrual increases in each period to reflect the passage of time with said increase recognized as a borrowing cost.

DEFINITIONS

"2019 Plan"	the share incentive plan our Company adopted on July 2, 2019, as amended from time to time
"2020 Plan"	the share incentive plan our Company adopted on July 9, 2020, as amended from time to time
"2021 Plan"	the share incentive plan our Company adopted on March 8, 2021, as amended from time to time
"2028 Notes"	the convertible senior notes in an aggregate principal amount of US$862.5 million due 2028 with an interest rate of 0.25% per annum that our Company issued on April 12, 2021
"ADS(s)"	American Depositary Shares, each representing two Class A Ordinary Shares
"Articles of Association"	the articles of association of the Company, as amended from time to time
"Beijing CHJ"	Beijing CHJ Information Technology Co., Ltd.* (北京車和家信息技術有限公司), a limited liability company established under the laws of the PRC on April 10, 2015 and a Consolidated Affiliated Entity of our Company
"Beijing CLX"	Beijing Chelixing Information Technology Co., Ltd.* (北京車勵行信息技術有限公司), a limited liability company established under the laws of the PRC on June 25, 2018 and a Consolidated Affiliated Entity of our Company
"Beijing Leading"	Beijing Leading Automobile Sales Co., Ltd.* (北京勵鼎汽車銷售有限公司), a limited liability company established under the laws of the PRC on August 6, 2019 and a subsidiary of our Company
"Beijing Lixiang"	Beijing Lixiang Automobile Co., Ltd.* (北京理想汽車有限公司), a limited liability company established under the laws of the PRC on April 9, 2021 and a subsidiary of our Company
"BEV"	battery electric passenger vehicle
"Board"	the board of Directors
"CEO Award Shares"	the 108,557,400 Class A Ordinary Shares to result from the conversion of the 108,557,400 Class B Ordinary Shares granted and issued pursuant to the 2021 Plan to Mr. Li on May 5, 2021. The conversion took effect upon the Listing
"Changzhou Chezhinan"	Changzhou Chezhinan Standard Factory Construction Co., Ltd.* (常州車之南標準廠房建設有限公司), a limited liability company established under the laws of the PRC on March 3, 2017 and a subsidiary of our Company

DEFINITIONS

"China" or "PRC"	the People's Republic of China and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Chongqing Lixiang"	Chongqing Lixiang Automobile Co., Ltd.* (重慶理想汽車有限公司), a limited liability company established under the laws of the PRC on October 11, 2019 and a subsidiary of our Company
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Share(s)"	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	Li Auto Inc. (理想汽車) (formerly known as "Leading Ideal Inc." and "CHJ Technologies Inc."), a company with limited liability incorporated in the Cayman Islands on April 28, 2017
"Consolidated Affiliated Entity(ies)"	entities we control wholly or partly through the Contractual Arrangements, namely our VIEs and their subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into between the WFOE, our VIEs and the Registered Shareholders (as applicable)
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li and the intermediary companies through which Mr. Li has an interest in the Company, namely, Amp Lee Ltd. and Cyric Point Enterprises Limited
"Corporate Governance Code"	the Corporate Governance Code set out in Appendix 14 of the Listing Rules
"Director(s)"	the director(s) of our Company
"EREV"	extended-range electric passenger vehicle
"FITE Regulations"	Regulations for the Administration of Foreign-Invested Telecommunications Enterprises

DEFINITIONS

"GAAP"	generally accepted accounting principles
"Global Offering"	the Hong Kong Public Offering and the International Offering
"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Public Offering"	the offer of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1%, SFC transaction levy of 0.0027% and Stock Exchange trading fee of 0.005%) on the terms and subject to the conditions described in the Prospectus, as further described in the section headed "Structure of the Global Offering – The Hong Kong Public Offering" in the Prospectus
"HPC BEV"	BEVs with ultra-fast charging capability
"HPC network"	high-power charging network
"ICE"	internal combustion engine
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"International Offering"	the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3 that was filed with the SEC and automatically became effective on August 2, 2021, a preliminary prospectus supplement, and a final prospectus supplement, and subject to the terms and conditions of the International Underwriting Agreement
"Latest Practicable Date"	July 31, 2023
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange
"Listing Date"	August 12, 2021, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

DEFINITIONS

"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the GEM of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules
"Mr. Li" or "Founder"	Mr. LI Xiang
"NOA"	navigation on advanced driver-assistance systems
"OTA"	over-the-air
"PRC Legal Advisor"	Han Kun Law Offices
"Prospectus"	the prospectus of the Company dated August 3, 2021
"Registered Shareholders"	the registered shareholders of our VIEs, namely, with respect to Beijing CHJ, LI Xiang, SHEN Yanan and LI Tie; and with respect to Xindian Information, LI Xiang, FAN Zheng, SHEN Yanan, LI Tie, QIN Zhi, LIU Qinghua, WEI Wei, SONG Gang, YE Qian and XU Bo
"Reporting Period"	the six months ended June 30, 2023
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"RSU(s)"	restricted share unit(s)
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	collectively, the 2019 Plan, the 2020 Plan and the 2021 Plan
"Shareholder(s)"	holder(s) of the Share(s)

DEFINITIONS

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"U.S. GAAP"	United States generally accepted accounting principles
"US ATM Offering"	the offer of the ADSs on the Nasdaq, alternative trading systems or other markets for the ADSs, pursuant to a shelf registration statement on Form F-3 that was filed with the SEC on August 2, 2021, including a prospectus supplement filed with the SEC on June 28, 2022 pursuant thereto, including the documents incorporated by reference therein, and which does not constitute a public offering in Hong Kong. Information on the listing of the Class A Ordinary Shares underlying the ADSs to be issued in connection with the US ATM Offering on the Stock Exchange is disclosed in the announcement and the listing document of the Company dated June 29, 2022
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"VIEs", each a "VIE"	Beijing CHJ and Xindian Information
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOE"	Wheels Technology
"Wheels Technology"	Beijing Co Wheels Technology Co., Ltd.* (北京羅克維爾斯科技有限公司), a limited liability company established under the laws of the PRC on December 19, 2017 and a subsidiary of our Company
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"Xindian Information"	Beijing Xindian Transport Information Technology Co., Ltd.* (北京心電出行信息技術有限公司), a limited liability company established under the laws of the PRC on March 27, 2017 and a Consolidated Affiliated Entity of our Company

DEFINITIONS

"Xindian Interactive"	Jiangsu Xindian Interactive Sales and Services Co,. Ltd.* (江蘇心電互動汽車銷售服務有限公司), a limited liability company established under the laws of the PRC on May 8, 2017 and a subsidiary of our Company
"%"	per cent

* *For identification purposes only.*